                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                       Metro One Telecommunications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   59163F 10 5
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2007
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 59 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 2 of 59 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EVEREST SPECIAL SITUATIONS FUND L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  713,928(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              502,390
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    713,928(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  211,538  shares of Common Stock over which the  Reporting  Persons have voting power,  as a result of the purchase of 44 shares of Preferred  Stock that are  convertible  into 247,191  shares of Common Stock  (subject to certain adjustments) only upon approval from the Issuer's  shareholders.  Such shares of
Preferred  Stock are entitled to vote together with Common Stock on a discounted as-converted  basis  (the  discount  is  equal  to the  difference  between  the conversion  price and the market  price on the date of  issuance) on all matters other  than  the  approval  of the  transactions  contemplated  by the  Purchase
Agreement (as defined herein). See Item 4.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 3 of 59 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MAOZ EVEREST FUND MANAGEMENT LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  713,928(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              502,390
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    721,428(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  211,538  shares of Common Stock over which the  Reporting  Persons have voting power,  as a result of the purchase of 44 shares of Preferred  Stock that are  convertible  into 247,191  shares of Common Stock  (subject to certain adjustments) only upon approval from the Issuer's  shareholders.  Such shares of
Preferred  Stock are entitled to vote together with Common Stock on a discounted as-converted  basis  (the  discount  is  equal  to the  difference  between  the conversion  price and the market  price on the date of  issuance) on all matters other  than  the  approval  of the  transactions  contemplated  by the  Purchase
Agreement (as defined herein). See Item 4.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 4 of 59 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELCHANAN MAOZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    ISRAEL
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  721,428(1)(2)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              509,890(2)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    721,428(1)(2)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes  211,538  shares of Common Stock over which the  Reporting  Persons have voting power,  as a result of the purchase of 44 shares of Preferred  Stock that are  convertible  into 247,191  shares of Common Stock  (subject to certain adjustments) only upon approval from the Issuer's  shareholders.  Such shares of
Preferred  Stock are entitled to vote together with Common Stock on a discounted as-converted  basis  (the  discount  is  equal  to the  difference  between  the conversion  price and the market  price on the date of  issuance) on all matters other  than  the  approval  of the  transactions  contemplated  by the  Purchase
Agreement (as defined herein). See Item 4.

(2) Includes 7,500 options  granted to Elchanan Maoz in his capacity as director of the Issuer, and exercisable within 60 days from the date hereof.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 5 of 59 Pages
------------------------                                  ----------------------

      The following  constitutes  Amendment  No. 5 ("Amendment  No. 5") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  5 amends  the
Schedule 13D as specifically set forth.

      Item 3 is hereby amended to include the following:

      The  aggregate  purchase  price of the 44  shares of  Preferred  Stock (as defined  below)  purchased  by Everest and reported in this  Amendment  No. 5 is
$440,000.

      Item 4 is hereby amended to include the following:

      On June 5, 2007, Everest entered into a Securities Purchase Agreement (the
"Purchase  Agreement")  by and among Everest,  the Issuer and Columbia  Ventures
Corporation  ("Columbia").  Pursuant to the Purchase Agreement, on June 5, 2007,
the Issuer  issued (i) 220 shares of its newly  authorized  Series A Convertible
Preferred  Stock,  no par value,  at a purchase  price of $10,000 per share (the
"Preferred  Stock"),  of which 44 shares  were  issued to  Everest,  (ii)  Stock
Purchase  Warrants to purchase an additional  77 shares of the  Preferred  Stock
(representing 35% of the total shares of Preferred Stock issued on such date) at an exercise  price of $10,000 per share during a two-year  exercise  period (the
"Warrants"),  of which  Warrants to purchase 15.4 shares were issued to Everest, and (iii) Senior Secured  Convertible  Revolver  Bridge Note having an aggregate maximum principal amount of $7,800,000, and, subject to approval of the Issuer's shareholders, convertible into shares of Preferred Stock (the "Notes"), of which a Note with a maximum principal amount of $1,560,000 was issued to Everest.

      The  Preferred  Stock is  convertible  into  shares of Common  Stock at an initial  conversion  price of $1.78 per share.  However,  under the terms of the
Preferred  Stock,  the  shares  of  Preferred  Stock  held  by  Everest  are not convertible  into shares of Common  Stock until the  issuance of such  Preferred
Stock is approved by the Issuer's  shareholders.  The Warrants issued to Everest are also not exercisable  until the issuance of such Warrants is approved by the
Issuer's  shareholders.  At the  initial  conversion  price,  the 44  shares  of
Preferred Stock issued to Everest are  convertible  into an aggregate of 247,191 shares of Common Stock and, if the Warrants  issued to Everest are  exercised in full, the additional 15.4 shares of Preferred Stock will be convertible  into an aggregate of 86,516 shares of Common Stock.

      Under the terms of the Preferred Stock, the shares of Preferred Stock will vote together with shares of Common Stock on all matters other than the approval of the transactions contemplated by the Purchase Agreement. Holders of Preferred
Stock are  entitled  to the  number of votes  per  share  equal to the  quotient obtained by dividing (A) the conversion  price by (B) $2.08 (the market price of the Common Stock on the date of  issuance),  for each share of Common Stock into which such shares of Preferred  Stock could be  converted.  Based on the initial conversion  price of $1.78,  the 44 shares of  Preferred  stock  held by Everest would entitle it to exercise voting power over 211,538 shares of Common Stock.

      For a description of the full terms and conditions of the Preferred Stock, see the Articles of Amendment to the Third Restated Articles of Incorporation of
the Issuer,  which are attached as an exhibit to the Issuer's  Current Report on
Form 8-K filed with the Securities and Exchange Commission on June 8, 2007.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 6 of 59 Pages
------------------------                                  ----------------------

      The Notes have a  four-month  term and accrue  interest due at maturity at
13% per annum on outstanding  amounts.  Funds  available  under the Notes may be drawn by the Issuer only when its  non-restricted  cash  balance  falls below $3 million and the amount that can be drawn may not exceed the amount  necessary to raise the Issuer's  non-restricted cash balance to $3.5 million. No amounts have yet been drawn under the Notes.  The Issuer has  granted a security  interest in certain of its assets as security for repayment of amounts outstanding under the
Notes.  If the  Issuer's  shareholders  fail  to  approve  the  issuance  of the
additional  shares,  any  amounts   outstanding  under  the  Notes  will  become
immediately due and payable.

      Immediately following shareholder approval,  the Issuer will draw down the full remaining  principal  amount of the Notes and the Notes will be immediately converted into a total of 780 shares of Preferred Stock,  with the Note owned by
Everest being converted into 156 shares of Preferred Stock. Any accrued interest will also convert into Preferred Stock. Upon conversion of the Notes, the Issuer will  issue  additional  Warrants  to  purchase  an  aggregate  of 273 shares of
Preferred  Stock  (representing  35% of the principle  amount of the Notes),  of which  Warrants to purchase 54.6 shares will be issued to Everest.  The issuance of the Preferred  Stock and Warrants upon  conversion of the Notes is subject to certain closing conditions under to the Purchase Agreement.

      Copies of the Purchase  Agreement,  the Warrant  issued to Everest and the
Note issued to Everest are attached hereto as exhibits and  incorporated  herein by reference.

      Item 5(a) is hereby amended and restated to read as follows:

      (a) At the close of  business  on June 8, 2007,  Everest  may be deemed to beneficially own 713,928 shares of Common Stock, including the 211,538 shares of
Common Stock over which Everest has voting  power,  but not  dispositive  power, through its ownership of 44 shares of Preferred Stock as described above,  which constitutes approximately 11.1% of the outstanding shares of the Common Stock as of May 11,  2007  (based  upon the  6,233,326  shares of Common  Stock that were reported to be outstanding in the Issuer's quarterly report for the period March
31, 2007 on Form 10-Q and filed with Securities and Exchange Commission on March
15, 2007,  plus the 211,538 shares of Common Stock over which Everest has voting power, but not dispositive power).  MEFM, by virtue of its status as the general partner of Everest, may be deemed to beneficially own the shares of Common Stock held by Everest.  Elchanan Maoz may be deemed to beneficially own 721,428 shares of Common Stock  (consisting of (i) 713,928 shares of Common Stock  beneficially owned by  Everest  that Mr.  Maoz,  by  virtue of his  status  as a  controlling stockholder  of  MEFM,  the  general  partner  of  Everest,  may  be  deemed  to beneficially  own and (ii) 7,500 options  granted to Mr. Maoz in his capacity as director  of the Issuer and  exercisable  within 60 days from the date  hereof).
MEFM and Elchanan  Maoz disclaim  beneficial  ownership of such shares of Common
Stock except to the extent of their pecuniary interest therein.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 7 of 59 Pages
------------------------                                  ----------------------

      Item 6 is hereby amended to include the following:

      In  connection  with the execution of the Purchase  Agreement,  the Issuer entered into a Registration Rights Agreement with the Everest and Columbia dated as of June 5, 2007 (the  "Registration  Rights  Agreement"),  which requires the
Issuer to use its best efforts to register on Form S-3 under the  Securities Act of 1933, as amended (the "Securities  Act"), the shares of Common Stock issuable upon  conversion of the  Preferred  Stock  (including  those shares of Preferred
Stock  issuable on  exercise of the  Warrants).  Under the  Registration  Rights
Agreement, the Issuer is required to file a registration statement covering such shares of Common Stock  within 30 days from the date of the Purchase  Agreement, subject to extension upon certain conditions.  The Registration Rights Agreement also provides  Everest with demand and piggyback  registration  rights under the
Securities  Act for  shares of Common  Stock  issuable  upon  conversion  of the
Preferred Stock (including shares of Preferred Stock issuable on exercise of the
Warrants  or  conversion  of the  Notes).  A copy  of  the  Registration  Rights
Agreement is attached hereto as exhibits and incorporated herein by reference.

      Other than as  described  herein,  there are no  contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

      Item 7 is hereby amended to include the following exhibits:

      Exhibit A -- Securities  Purchase  Agreement,  dated June 5, 2007,  by and between the Issuer, Everest and Columbia.

      Exhibit B -- Stock  Purchase  Warrant,  dated  June  5,  2007,  issued  to
                   Everest.

      Exhibit C -- Senior Secured  Convertible  Revolver Bridge Note, dated June
                   5, 2007, issued to Everest.

      Exhibit D -- Registration  Rights  Agreement,  dated June 5, 2007,  by and between the Issuer, Everest and Columbia.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 8 of 59 Pages
------------------------                                  ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      June 11, 2007            EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     MAOZ EVEREST FUND MANAGEMENT LTD.

                                     By: /s/ Elchanan Maoz
                                         ---------------------------------------
                                     Name:  Elchanan Maoz
                                     Title: Chairman and Chief Executive Officer

                                     /s/ Elchanan Maoz
                                     -------------------------------------------
                                     ELCHANAN MAOZ

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 9 of 59 Pages
------------------------                                  ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                     Page

A     Securities Purchase  Agreement,  dated June 5, 2007, by and            10
      between  Metro  One   Telecommunications,   Inc.,  Columbia
      Ventures  Corporation and Everest  Special  Situations Fund
      L.P.

B     Stock  Purchase  Warrant,  dated  June 5,  2007,  issued to            30
      Everest Special Situations Fund L.P.

C     Senior Secured Convertible Revolver Bridge Note, dated June            38
      5, 2007, issued to Everest Special Situations Fund L.P.

D     Registration  Rights Agreement,  dated June 5, 2007, by and            43
      between  Metro  One   Telecommunications,   Inc.,  Columbia
      Ventures  Corporation and Everest  Special  Situations Fund
      L.P.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 10 of 59 Pages
------------------------                                  ----------------------

                                                                       Exhibit A

                       METRO ONE TELECOMMUNICATIONS, INC.

                          SECURITIES PURCHASE AGREEMENT

                                  JUNE 5, 2007

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 11 of 59 Pages
------------------------                                  ----------------------

                       METRO ONE TELECOMMUNICATIONS, INC.

                          SECURITIES PURCHASE AGREEMENT

      This Securities Purchase Agreement (the "AGREEMENT") is made as of June 5,
2007 by and among Metro One Telecommunications, Inc. (the "COMPANY") and the
purchasers listed on EXHIBIT A attached to this Agreement (each a "PURCHASER"
and together the "PURCHASERS").

                                    RECITALS

      A. The Company has authorized the sale and issuance of shares of the
Company's Series A Convertible Preferred Stock (the "PREFERRED STOCK"), warrants for the purchase of shares of Preferred Stock, in substantially the form attached to this Agreement as EXHIBIT B (each a "WARRANt", and collectively, the
"WARRANTS") and senior secured convertible revolver bridge notes in substantially the form attached to this Agreement as EXHIBIT C (each, a "NOTE", and collectively, the "NOTES", and together with the Preferred Stock and
Warrants, the "SECURITIES");

      B. The Purchasers desire to purchase, and the Company desires to issue and sell, the Securities on the terms and conditions set forth herein.

      C. In connection with the issuance and sale of the Securities, the Company and the Purchasers also intend to enter into (i) a Registration Rights Agreement of even date herewith (the "REGISTRATION RIGHTS AGREEMENT") and (ii) a Security
Agreement of even date herewith (the "SECURITY Agreement," and together with this Agreement, the Warrants, the Notes, and the Registration Rights Agreement,
the "TRANSACTION DOCUMENTS"). In addition, the Purchasers intend to enter into an Intercreditor Agreement (the "INTERCREDITOR AGREEMENT").

                                    AGREEMENT

      In consideration of the mutual promises contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties to this Agreement agree as follows:

      1. PURCHASE AND SALE OF SECURITIES.

            (a) INITIAL CLOSING. The purchase and sale of an aggregate of two hundred twenty (220) shares of Preferred Stock, Warrants for the purchase of seventy-seven (77) shares of Preferred Stock (the "INITIAL WARRANTS"), and up to
seven million eight hundred thousand dollars ($7,800,000) principal amount of
Notes shall take place at the offices of Heller Ehrman LLP, 701 Fifth Avenue,
Seattle, Washington, at 10:00 a.m., on June 5, 2007, or at such other time and place and such other manner as the Company and the Purchasers mutually agree upon, orally or in writing, including by electronic means (which time and place are designated as the "INITIAL CLOSING"). Subject to the terms and conditions of this Agreement, each Purchaser agrees, severally and not jointly, to purchase at the Initial Closing and the Company agrees to sell and issue to each Purchaser
(i) the number of shares of Preferred Stock set forth opposite such Purchaser's name on EXHIBIT A as the Initial Closing Preferred Stock, with each share of
Preferred Stock having a purchase price per share of ten thousand dollars

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 12 of 59 Pages
------------------------                                  ----------------------

($10,000), (ii) the Initial Warrant to purchase the number of shares of
Preferred Stock set forth opposite such Purchaser's name on EXHIBIT A as the
Initial Warrant Amount and (iii) a Note in the principal amount set forth opposite such Purchaser's name on EXHIBIT A. Subject to the terms and conditions of this Agreement, at the Initial Closing, the Company will deliver to each
Purchaser the shares of Preferred Stock, the Initial Warrant and the Note to be
purchased by such Purchaser against payment of the "Initial Closing Investment
Amount" set forth on EXHIBIT A therefor by wire transfer to a bank account designated by the Company.

            (b) NOTE TAKEDOWN CLOSINGS. From time to time prior to (A) the conversion of the Notes to Preferred Stock or (B) maturity of the Notes, the
Company may request additional amounts (each, an "ADDITIONAL AMOUNT") to be drawn under the Notes. The Company may only draw an Additional Amount when its non-restricted cash balance as reflected on its balance sheet is less than three million dollars ($3,000,000) and in each such case only up to the amount necessary to raise the Company's non-restricted cash balance as reflected on its balance sheet to three million five-hundred thousand dollars ($3,500,000);
PROVIDED; HOWEVER; that the Additional Amounts, in the aggregate, shall not exceed seven million eight hundred thousand dollars ($7,800,000) (the "TOTAL
NOTE AMOUNT"). If the Company desires and is eligible to draw an Additional
Amount, the Company shall deliver to each Purchaser a written request
("ADDITIONAL REQUEST") for such Purchaser's Pro Rata Percentage (as set forth in
EXHIBIT A) of the Additional Amount. The payment by Purchaser by wire transfer to a bank designated by the Company of such Purchaser's Pro Rata Percentage of the Additional Amount (each, a "NOTE TAKEDOWN CLOSING") shall occur on a date as soon as reasonably possible, but no later than three (3) business days after the date specified in the Additional Request (each such date, a "NOTE TAKEDOWN
CLOSING DATE"). At each Note Takedown Closing, the Company will amend EXHIBIT A hereto to reflect the credit extended by each of the Purchasers to the Company in the Note Takedown Closing and such Purchasers' aggregate credit extended under the Note as of such date.

            (c) SECOND CLOSING. Within one (1) business day following approval by the Company's shareholders of the issuance of Preferred Stock upon the conversion of the Notes, the Company shall deliver to each Purchaser a written request for such Purchaser's remaining amount available under the Note as set forth on EXHIBIT A (the "REMAINING AMOUNT AVAILABLE"). Subject to the terms and conditions of this Agreement, each Purchaser agrees, severally and not jointly, to make payment by wire transfer to a bank designated by the Company of such
Purchaser's Remaining Amount Available (the "SECOND CLOSING"), which shall occur on a date as soon as reasonably possible but no later than two (2) business days after the date specified in the written request (the "SECOND CLOSING DATE").
Subject to the terms and conditions of this Agreement and the Notes, at the
Second Closing, the Company will deliver to each Purchaser (A) (i) the shares of
Preferred Stock set forth opposite such Purchaser's name on EXHIBIT A as the
Second Closing Preferred Stock, (ii) additional shares of Preferred Stock representing payment of interest on the Note and (iii) a Warrant to purchase the number of shares of Preferred Stock set forth opposite such Purchaser's name on
EXHIBIT A as the Note Conversion Warrants, and (B) a payment by wire transfer, in lieu of any fractional shares of Preferred Stock, in respect of interest accrued and payable under the Note.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 13 of 59 Pages
------------------------                                  ----------------------

      2. SENIOR SECURITY INTEREST. The indebtedness represented by the Notes shall be secured by assets of the Company in accordance with the provisions of the Security Agreement among the Company and the Purchasers in the form attached to this Agreement as EXHIBIT E, which shall, among other things, provide for certain affirmative and negative covenants of the Company and a first priority, perfected security interest in such assets of the Company.

      3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents, warrants and covenants to each Purchaser that:

            (a) ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is a
corporation duly organized, validly existing and in good standing under the laws of the State of Oregon, has qualified to do business in all jurisdictions in which the absence of such qualification would have a material adverse effect on the assets, condition (financial or otherwise), affairs, earnings, business or operations of the Company (a "Material Adverse Effect") and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby and to conduct its business. Except for the shareholder approval contemplated by Section 5(a), the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

            (b) NO CONFLICT. The execution, delivery and performance of this
Agreement, the Security Agreement and the Registration Rights Agreement by the
Company and the issuance of the Securities contemplated hereby do not and will not: (i) violate, conflict with or result in the breach of any provision of the articles of incorporation or by-laws (or similar organizational documents) of the Company as in effect on the date hereof; (ii) materially conflict with or violate any law or governmental order as in effect on the date hereof applicable to the Company, or any of its assets, properties or businesses; or (iii)
conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default)
under, require any consent under, or give to others any rights of termination, amendment, acceleration of performance required by, suspension, revocation or cancellation of any rights pursuant to, any material note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement as in effect on the date hereof to which the
Company is a party or by which any of Company's assets or properties is bound or affected, which individually or in the aggregate would have a Material Adverse
Effect.

            (c) ISSUANCE AND DELIVERY OF THE SECURITIES. The Securities have been duly authorized by the Company and, when issued, sold and delivered in accordance with this Agreement, the Securities will be (i) validly issued (in the case of the Preferred Stock and the Warrants), fully paid and nonassessable

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CUSIP No. 59163F 10 5                 13D                    Page 14 of 59 Pages
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(in the case of the Preferred Stock), (ii) free from all taxes, liens and charges with respect to the issue thereof, and shall not be subject to preemptive rights or other similar rights of shareholders of the Company or any liens or encumbrances and (iii) entitled to the rights set forth in the Amended and Restated Articles of Incorporation, as amended through the date hereof (the
"ARTICLES")(in the case of the Preferred Stock). The shares of the Company's common stock ("COMMON STOCK") issuable upon conversion of the Preferred Stock and the shares of Preferred Stock issuable upon exercise of the Warrants and conversion of the Notes have been duly authorized and reserved by the Company and, when issued upon conversion or exercise in accordance with the Articles, the Notes and Warrants, as applicable, will be validly issued, fully paid and nonassessable.

            (d) AUTHORIZED CAPITAL STOCK. As of the date hereof and immediately prior to the issuance of the Preferred Stock and Warrants hereunder, the authorized capital stock of the Company consists of 50,000,000 shares of Common
Stock, of which as of the date hereof, 6,233,326 shares are issued and outstanding, and 10,000,000 shares of Preferred Stock, of which as of the date hereof no shares are issued or outstanding. All of the outstanding shares have been validly issued and are fully paid and nonassessable. No shares of Common
Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. Except as set forth in the
SEC Reports (defined below), or as disclosed on SCHEDULE 3(H), as of the date hereof, (i) there are no outstanding options (except for options granted under the Company's existing equity incentive plans), warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the
Company, or contracts, commitments, understandings or arrangements by which the
Company is or may become bound to issue additional shares of capital stock of the Company and (ii) there are no agreements or arrangements under which the
Company is obligated to register the sale of any of its securities under the
Securities Act of 1933, as amended (the "SECURITIES ACT"). There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of any of the Securities as described in this
Agreement. The Company has furnished to the Purchasers true and correct copies of the Articles, and the Company's By-laws.

            (e) GOVERNMENTAL CONSENTS. No consent, approval, order or
authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except for the notification pursuant to an
Application for Listing of Additional Shares to The Nasdaq Stock Market and
filings pursuant to applicable state securities laws and Regulation D of the
Securities Act.

            (f) PRIVATE PLACEMENT. Subject to the truth and accuracy of the
Purchasers' representations set forth in this Agreement, the offer, sale and issuance of the Securities as contemplated by this Agreement is exempt from the registration requirements of the Securities Act, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

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CUSIP No. 59163F 10 5                 13D                    Page 15 of 59 Pages
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            (g) SEC REPORTS; FINANCIAL STATEMENTS.

                  (i) The Company has filed all forms, reports and documents required to be filed by it with the United States Securities and Exchange
Commission (the "COMMISSION"), and has heretofore made available to the
Purchaser (or in the case of forms, reports and documents filed after the date hereof and prior to the Second Closing, will make available to the Purchaser) in the form filed with the Commission (excluding any exhibits thereto) (i) its
Annual Report on Form 10-K for the fiscal year ended December 31, 2005, (ii) its
Annual Report on Form 10-K for the fiscal year ended December 31, 2006, (iii)
its Quarterly Report on Form 10-Q for the quarter ending March 31, 2007, (iv)
its Quarterly Reports on Form 10-Q filed after the date hereof and prior to the
Second Closing, and (v) its Current Reports on Form 8-K filed with the
Commission on or after December 31, 2006 and prior to the Second Closing
(collectively, the "SEC REPORTS").

                  (ii) The SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and the rules and regulations thereunder and did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                  (iii) The financial statements (including, in each case, any notes thereto) contained in the SEC Reports were prepared in accordance with
U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each fairly presented the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein.

            (h) ABSENCE OF CERTAIN CHANGES. Since March 31, 2007, except as disclosed on SCHEDULE 3(H) or (A) with respect to the Initial Closing, in the
SEC Reports filed prior to the date of the Initial Closing, (B) with respect to each Note Takedown Closing, in the SEC Reports filed prior to each Note Takedown
Closing Date, and (C) with respect to the Second Closing, in the SEC Reports filed prior to the Second Closing Date, there has not been:

                  (i) any change in the assets, liabilities, condition
(financial or otherwise), affairs, earnings, business or operations of the
Company from that reflected in (A) the financial statements referred to in
Section 3(g)(iii) above and (B) the balance sheet, dated April 30, 2007 and income statement and statement of cash flows for the month ended April 30, 2007 provided to Purchasers, except for changes in the ordinary course of business which, either individually or in the aggregate, have not had, or may be reasonably expected to result in, a Material Adverse Effect;

                  (ii) any incurrence of liabilities or obligations by the
Company, contingent or otherwise, whether due or to become due, whether by way of guaranty, endorsement, indemnity, warranty, or otherwise, except liabilities and obligations incurred in the ordinary course of business, none of which has had, or is reasonably likely to result in, a Material Adverse Effect;

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CUSIP No. 59163F 10 5                 13D                    Page 16 of 59 Pages
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                  (iii) any hiring by the Company of any new officer or any
material increase in compensation of any of its existing officers, or the rate of pay of its employees as a group (except as part of regular compensation increases in the ordinary course of business), or any material change of such officers' or employees' employment agreements or of any benefit plan relating to the Company's employees;

                  (iv) any resignation or termination of employment of any
officer of the Company and the Company has not received any written notice of the impending resignation or termination of employment of any such officer;

                  (v) any change in the accounting methods or practices followed by the Company;

                  (vi) any issuance of any stock, bonds, or other securities of the Company or options, warrants, or rights or agreements or commitments to purchase or issue such securities or grant such options, warrants or rights, except for those issuances contemplated or permitted by the Transaction
Documents;

                  (vii) any changes to the Articles or the Company's By-laws, except for those changes contemplated by the Transaction Documents;

                  (viii) any waiver or compromise by the Company of a material valuable right or of a material debt owed to it;

                  (ix) any loss of any customer of the Company which, either individually or in the aggregate, has had or may reasonably be expected to result in a Material Adverse Effect;

                  (x) any satisfaction or discharge of any lien, claim, or
encumbrance or payment of any obligation by the Company, except in the ordinary course of business and that is not material to the business, properties or financial condition of the Company (as such business is presently conducted and as it is presently proposed to be conducted);

                  (xi) any sale, lease, mortgage or other disposition of any patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights or processes necessary for the Company's business as now conducted and as proposed to be conducted; or

                  (xii) any material change to a material contract or
arrangement by which the Company or any of its assets is bound or subject which, either individually or, in the aggregate, has had or may be reasonably expected to, result in a Material Adverse Effect.

            (i) LITIGATION. Except as disclosed in the SEC Reports, (a) there are no suits, actions, proceedings or investigations pending or, to the
Company's knowledge, threatened, against the Company before any governmental authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement; and (b) the
Company is not subject to any outstanding judgment, order, writ, injunction or

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 17 of 59 Pages
------------------------                                  ----------------------

decree that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

            (j) PATENTS AND TRADEMARKS. The Company has sufficient title and ownership of all patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and processes necessary for its business as now conducted and as proposed to be conducted (collectively, the
"INTELLECTUAL PROPERTY"). Except as set forth on SCHEDULE 3(J), attached hereto and incorporated herein by this reference, the Company has no knowledge as of the date hereof of, any infringement of or conflict with asserted rights of others with respect to the Intellectual Property that has or reasonably may be expected to result in a Material Adverse Effect, and the Company is unaware of any facts or circumstances which might give rise to the foregoing.

            (k) PERMITS. The Company has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business the lack of which could, individually or in the aggregate, have, or may be reasonably expected to result in a Material Adverse Effect. The Company is not in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

            (l) GOVERNMENTAL REGULATION. The Company is not subject to regulation under the Investment Company Act of 1940, or to any United States of
America, state or local statute or regulation limiting its ability to incur indebtedness.

            (m) FINDERS' FEES. Except for XRoads Solutions Group LLC. there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who might be entitled to any fee or commission from the Investor upon consummation of the transactions contemplated by this Agreement.

      4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. Each Purchaser hereby represents, warrants and covenants individually and not jointly to the Company that:

            (a) AUTHORIZATION. Such Purchaser has full power and authority to enter into this Agreement and the Note. This Agreement, when executed and delivered by such Purchaser, will constitute valid and legally binding obligations of such Purchaser, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

            (b) PURCHASE ENTIRELY FOR OWN ACCOUNT. This Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Company, which by such Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Securities to be acquired by such Purchaser will be acquired for investment for such Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such
Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, such Purchaser

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 18 of 59 Pages
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further represents that such Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the
Securities. Such Purchaser has not been formed for the specific purpose of acquiring any of the Securities.

            (c) KNOWLEDGE. Such Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the
Securities.

            (d) NO PUBLIC MARKET. Such Purchaser understands that no public market now exists for any of the securities issued by the Company other than the
Common Stock, that the Company has made no assurances that a public market will ever exist for the Securities, other than the Common Stock.

            (e) LEGENDS. Such Purchaser understands that the Securities, and any securities issued in respect thereof or exchange therefor, may bear one or all of the following legends:

                  (i) "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT
BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE
STATE SECURITIES LAWS (THE "ACTS"). NO INTEREST MAY BE SOLD, ENCUMBERED OR
OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT
UNDER THE ACTS COVERING THE TRANSACTION, (B) THIS CORPORATION RECEIVES AN
OPINION OF LEGAL COUNSEL SATISFACTORY TO THIS CORPORATION STATING THAT
REGISTRATION IS NOT REQUIRED UNDER THE ACTS, OR (C) THIS CORPORATION OTHERWISE
SATISFIES ITSELF THAT REGISTRATION IS NOT REQUIRED UNDER THE ACTS."

                  (ii) Any legend required by the Blue Sky laws of any state to the extent such laws are applicable to the shares represented by the certificate so legended.

            (f) ACCREDITED INVESTOR. Such Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

            (g) NO HEDGING ACTIVITY. Such Purchaser and its affiliates have not bought, sold, sold short or otherwise directly or indirectly traded in the
Common Stock or in any puts, options or futures with respect to the Common Stock from April 20, 2007 through the date hereof, and will not sell short or trade in any puts, options or futures with respect to the Common Stock for a period of twenty (20) days from the date hereof.

      5.    ADDITIONAL AGREEMENTS

            (a) SHAREHOLDER APPROVAL. The Company shall (i) promptly following the Initial Closing prepare a proxy statement (the "PROXY Statement") to be mailed to the shareholders of the Company in connection with transactions contemplated hereby requiring shareholder approval under The Nasdaq Stock Market

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CUSIP No. 59163F 10 5                 13D                    Page 19 of 59 Pages
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rules and regulations and other applicable law, which shall conform in all material respects to all applicable legal requirements; (ii) call a meeting of the shareholders of the Company to be held as soon as practicable for purposes of voting upon such transactions; and (iii) use its best efforts to solicit and obtain votes of the shareholders of Company in favor of such transactions. When the Proxy Statement is mailed to the shareholders of the Company, and at all times subsequent to such mailing, up to and including the date of the shareholder's meeting, such Proxy Statement and all supplements thereto, with respect to all information set forth therein (x) will comply in all material respects with the provisions of the Exchange Act and any other applicable statutory or regulatory requirements, and (y) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

            (b)   NOTICE OF DEVELOPMENTS.

                  (i) The Company shall promptly notify each Purchaser in
writing of all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could reasonably be expected to result in any breach of a representation or warranty or covenant of the Company in this
Agreement or which could reasonably be expected to have the effect of making any representation or warranty of the Company in this Agreement untrue or incorrect at any time from the date hereof through the Second Closing.

                  (ii) Each Purchaser shall promptly notify the Company in
writing of all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could reasonably be expected to result in any breach of a representation or warranty or covenant of the Purchaser in this
Agreement or which could reasonably be expected to have the effect of making any representation or warranty of the Purchaser in this Agreement untrue or incorrect at any time from the date hereof through the Second Closing.

            (c) OFFICER AND DIRECTOR AGREEMENTS. From the date hereof through the Second Closing, without the prior written consent of the Purchasers, the
Company shall not enter into any new agreement or arrangement, or substantively modify or supplement any existing agreement or arrangement, with any officer or director of the Company, except as described on SCHEDULE 3(H).

            (d) FURTHER ACTION. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Should Elchanan (Nani) Maoz remain on the Company's Board of Directors following the Second Closing, the parties agree to cause Mr. Maoz to be designated a Series A director (for purposes of calculating the majority of directors that the Preferred Stock is entitled to designate as provided in the Articles of Incorporation).

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CUSIP No. 59163F 10 5                 13D                    Page 20 of 59 Pages
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      6. CONDITIONS OF THE PURCHASERS' OBLIGATIONS AT CLOSING. The obligations of each Purchaser to the Company under this Agreement are subject to the fulfillment, on or before the Initial Closing, each Note Takedown Closing or the
Second Closing, as expressly provided below, of each of the following conditions, unless otherwise waived:

            (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in Section 3 shall be accurate on and as of the Initial Closing, and shall be accurate in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) as of each
Note Takedown Closing or the Second Closing (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be accurate with respect to such specified date). The Company shall have performed or fulfilled in all material respects all agreements, obligations, and conditions contained herein required to be performed or fulfilled by the Company before the Initial Closing, each Note
Takedown Closing or the Second Closing, as applicable.

            (b) QUALIFICATIONS. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be obtained and effective as of the Initial Closing, each Note Takedown Closing or the Second Closing, as applicable.

            (c) COMPLIANCE CERTIFICATE. At the Initial Closing, the Company
shall have delivered to the Purchasers a certificate dated as of the Initial
Closing signed by the Company's Chief Executive Officer, certifying that the conditions set forth in Section 6(a) have been satisfied. At each Note Takedown
Closing and the Second Closing, the Company shall have delivered to the
Purchasers a certificate in the applicable form attached hereto as EXHIBIT D.

            (d) GOOD STANDING CERTIFICATE. At the Initial Closing, the Company
shall have delivered to the Purchasers a certificate evidencing the valid existence of the Company in Oregon issued by the Secretary of State, as of a date within five days of the Initial Closing.

            (e) SECURITY AGREEMENT. The Company and the Purchasers shall have executed the Security Agreement in substantially the form attached hereto as
EXHIBIT E on the Initial Closing.

            (f) REGISTRATION RIGHTS AGREEMENT. The Company and each Purchaser shall have executed and delivered the Registration Rights Agreement in substantially the form attached as EXHIBIT F on the Initial Closing.

            (g) INTERCREDITOR AGREEMENT. Each Purchaser shall have executed the
Intercreditor Agreement in substantially the form attached as EXHIBIT G on the
Initial Closing.

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CUSIP No. 59163F 10 5                 13D                    Page 21 of 59 Pages
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            (h) AMENDED ARTICLES. The Company shall have filed the Articles of
Amendment in the form attached hereto as EXHIBIT H with the Secretary of State of Oregon on or prior to the Initial Closing.

            (i) COMPANY'S BOARD OF DIRECTORS. As of the Initial Closing, Murray
Swanson shall have resigned and William Rutherford shall have retired from the
Company's Board of Directors and Kenneth Peterson and Jonathon Ater shall have been appointed as Class III and Class II directors, respectively.

            (j) WAIVERS. The Company shall have delivered to the Purchasers, at or prior to the Initial Closing evidence reasonably satisfactory to the
Purchasers of (A) Credit Suisse Securities (USA) LLC waiver of any fee it may be entitled to collect from the Company with respect to the transactions contemplated by this Agreement and (B) XRoads Solutions Group LLC acknowledgement that its total fees (excluding recurring monthly fees and expenses) shall not exceed $250,000 in connection with the transactions contemplated by this Agreement.

      7. CONDITIONS OF THE COMPANY'S OBLIGATIONS AT CLOSING. The obligations of the Company to each Purchaser under this Agreement are subject to the fulfillment, on or before the Initial Closing, each Note Takedown Closing and the Second Closing, as expressly provided below, of each of the following conditions, unless otherwise waived:

            (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Purchasers contained in Section 4 shall be true and correct on and as of the Initial Closing, and shall be true and correct in all material respects as of Note Takedown Closing(s) or Second Closing (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). The Purchasers shall have performed or fulfilled in all material respects all agreements, obligations, and conditions contained herein required to be performed or fulfilled by the Purchasers before the Initial Closing, each Note Takedown Closing or the Second Closing, as applicable.

            (b) QUALIFICATIONS. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state, that are required in connection with the lawful issuance and sale of the Securities pursuant to this Agreement shall be obtained and effective as of the Initial Closing, each Note Takedown Closing and Second Closing, as applicable.

            (c) DELIVERY OF FORM W-8 BEN OR FORM W-9. Each Purchaser shall have completed and delivered to the Company a validly executed IRS Form W-8 BEN or
IRS Form W-9, as applicable, establishing such Purchaser's exemption from withholding tax.

      8. INDEMNIFICATION. To the extent permitted by law, the Company shall indemnify and hold each Purchaser harmless from and pay any and all losses, expenses, costs and damages, reasonable attorneys' fees, attributable to any third party claim, suit or proceeding against any Purchaser arising from or alleging any breach or inaccuracy of any representation or warranty or any breach of any covenant, agreement, or undertaking made by the Company in this
Agreement; provided, however, that the indemnity contained in this Section 8

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CUSIP No. 59163F 10 5                 13D                    Page 22 of 59 Pages
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shall not apply to any amounts paid in settlement or compromise of any such loss, damage, claim, suit, or proceeding if such settlement is effected without the consent of the Company (which will not be unreasonably withheld).

      9.    TERMINATION.

            (a) This Agreement may be terminated at any time prior to the Second
Closing:

                  (i) Upon the mutual written consent of the Company and the
Purchasers;

                  (ii) By the Company if any of the conditions set forth in
Section 7 shall have become incapable of fulfillment, and shall not have been waived by the Company;

                  (iii) By the Purchasers if any of the conditions set forth in
Section 6 shall have become incapable of fulfillment, and shall not have been waived by the Purchasers;

                  (iv) By either the Company or the Purchasers if the Second
Closing has not occurred on or prior to October 5, 2007, unless the failure of the Second Closing to have occurred on or prior to such date is the result of any action or inaction under this Agreement by the party seeking to terminate the Agreement pursuant to the terms of this Section 9(a)(iv).

            (b) In the event of termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to and in accordance with Section 9(a), this Agreement shall forthwith become void and of no further force or effect whatsoever and there shall be no liability on the part of any party to this Agreement; PROVIDED, HOWEVER, that notwithstanding the foregoing, nothing contained in this Agreement shall relieve any party to this Agreement from any liability resulting from or arising out of any intentional, material breach of any agreement or covenant hereunder; AND PROVIDED FURTHER, that notwithstanding the foregoing, the terms of this Section 9(b) and Section 10 shall survive any termination of this Agreement, whether in accordance with
Section 9(a) or otherwise.

      10.   MISCELLANEOUS.

            (a) SUCCESSOR AND ASSIGNS. Subject to compliance with applicable federal and state securities laws, the Purchasers (or subsequent holder of any
Preferred Stock) may assign and transfer its rights and obligations under this
Agreement at such times and upon such conditions as each Purchaser shall determine in its sole discretion subject to the obligations imposed on such
Purchaser by this Agreement; PROVIDED, HOWEVER, that (i) each such transferee shall be of sufficiently sound financial condition to satisfy the obligations being transferred and only if such transfer or assignment and delivery will not adversely affect the Company's ability to independently enforce its rights against any such transferee and (ii) each such permitted transferee or assignee shall be bound by the terms and conditions of this Agreement and the other applicable Transaction Documents pursuant to a written instrument signed by such permitted transferee reasonably satisfactory to the Company. Subject to the foregoing, this Agreement will bind and inure to the parties and their respective successors and permitted assigns.

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CUSIP No. 59163F 10 5                 13D                    Page 23 of 59 Pages
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            (b) GOVERNING LAW. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of
Oregon, without giving effect to principles of conflicts of law.

            (c) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

            (d) TITLES AND SUBTITLES. The titles and subtitles used in this
Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

            (e) NOTICES. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or
48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address or facsimile number as set forth below or as subsequently modified by written notice.

            (f) AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended or waived only with the written consent of the Company and the Purchaser against whom enforcement is sought. Any amendment or waiver effected in accordance with this Section 8(f) shall be binding upon each Purchaser and each transferee of the Securities, each future holder of all such Securities, and the
Company.

            (g) SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the
Agreement shall be enforceable in accordance with its terms.

            (h) FINDERS' FEES. Each of the Company and each Purchasers will indemnify the other against all liabilities incurred by the indemnifying party with respect to claims related to investment banking or finders' fees in connection with the transactions contemplated by this Agreement, arising out of arrangements between the party asserting such claims and the indemnifying party, and all costs and expenses (including reasonable fees of counsel) of investigating and defending such claims.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 24 of 59 Pages
------------------------                                  ----------------------

            (i) EXPENSES. The Company shall be responsible for and shall bear all expenses directly and necessarily incurred in connection with this Agreement and the transactions contemplated by this Agreement, including, but not limited to (in an amount not to exceed $100,000), all legal fees and out-of-pocket expenses of counsel to the Purchasers and the out-of-pocket expenses of the
Purchasers or any of their affiliates. The fees and expenses of counsel to the
Purchasers and the Purchaser's out-of-pocket expenses shall be payable by the
Company at the Initial Closing upon delivery of invoices reflecting such expenses by the Purchasers.

            (j) ENTIRE AGREEMENT. This Agreement and the other Transaction
Documents (and the Exhibits hereto and thereto) constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

            (k) EXCULPATION AMONG PURCHASERS. Each Purchaser acknowledges that it is not relying upon any person, firm or corporation, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. Each Purchaser agrees that neither Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any
Purchaser shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Securities.

            (l) SHAREHOLDERS, OFFICERS AND DIRECTORS NOT LIABLE. In no event shall any shareholder, officer or director of the Company be liable for any amounts due or payable pursuant to the Note.

            (m) LOSS OF NOTE. Upon receipt by the Company of evidence
satisfactory to it of the loss, theft, destruction or mutilation of the Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in case of mutilation), the Company will make and deliver to Purchaser in lieu of such
Note a new Note of like tenor.

                            [Signature Pages Follow]

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 25 of 59 Pages
------------------------                                  ----------------------

      The parties have executed this Securities Purchase Agreement as of the date first written above.

                                     COMPANY:

                                     METRO ONE TELECOMMUNICATIONS, INC.

                                     By: /s/ Gary E. Henry
                                         ---------------------------------------
                                         Name:  Gary E. Henry
                                         Title: Chief Executive Officer

                                     Address: 11200 Murray Scholls Place
                                              Beaverton, Oregon 97007

                                     Fax:     (503) 521-8443

                [SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 26 of 59 Pages
------------------------                                  ----------------------

PURCHASER:                           COLUMBIA VENTURES CORPORATION

                                     By: /s/ Kenneth D. Peterson, Jr.
                                         -------------------------------
                                         Name:  Kenneth D. Peterson, Jr.
                                         Title: Chief Executive Officer

                                     Address: 203 S.E. Park Plaza Drive
                                              Suite 270
                                              Vancouver, Washington 98684

                                     Fax:     (360) 816-1841

                [SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 27 of 59 Pages
------------------------                                  ----------------------

PURCHASER:                           EVEREST SPECIAL SITUATIONS FUND L.P.

                                     By: Maoz Everest Fund Management Ltd.,
                                         its General Partner

                                         By: /s/ Elchanan Maoz
                                             -----------------------------------
                                             Name:  Elchanan Maoz
                                             Title: Chairman and Chief
                                                    Executive Officer

                                     Address: Platinum House
                                              21 Ha'arbaa Street
                                              Tel Aviv 64739, Israel

                                     Fax:     011-972-3-685-8557

                [SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 28 of 59 Pages
------------------------                                  ----------------------

      Schedule 3(h)  Certain Exceptions

      Schedule 3(j)  Patents and Trademarks Conflicts

      Exhibit A -    Schedule of Purchasers

      Exhibit B -    Form of Warrant

      Exhibit C -    Form of Note

      Exhibit D -    Officer Certificate for Note Takedown Closings

      Exhibit E -    Form of Security Agreement

      Exhibit F -    Form of Registration Rights Agreement

      Exhibit G -    Form of Intercreditor Agreement

      Exhibit H -    Form of Articles of Amendment

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 29 of 59 Pages
------------------------                                  ----------------------

                                    EXHIBIT A

                             SCHEDULE OF PURCHASERS

----------------------------------------------------------------------------------------------------------------------
                                                 Initial     Initial                            Second
                        Total                    Closing     Closing   Initial       Note      Closing       Note
Preferred             Commitment    Pro Rata   Investment   Preferred   Warrant   Principal   Preferred   Conversion
Shareholder             Amount     Percentage    Amount       Stock      Amount     Amount      Stock*    Warrants*
----------------------------------------------------------------------------------------------------------------------

Columbia Ventures
Corporation           $8,000,000      80%      $1,760,000      176        61.6    $6,240,000     624        218.4
----------------------------------------------------------------------------------------------------------------------

Everest Special
Situations Fund L.P.  $2,000,000      20%        $440,000       44        15.4    $1,560,000     156         54.6
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
     Totals          $10,000,000      100%     $2,200,000      220        77.0    $7,800,000     780         273
----------------------------------------------------------------------------------------------------------------------

*Excludes any interest which may become due under the Notes.

Note Takedown Closing(s):

[Insert Date]

-----------------------------------------------------------
                                  Aggregate    Remaining
                      Credit       Credit       Amount
Preferred            Extended     Extended     Available
Shareholder        this Closing  under Note   under Note
-----------------------------------------------------------

Columbia Ventures
Corporation           $[_____]    $[_____]     $[_____]
-----------------------------------------------------------

Everest Special
Situations Fund L.P.  $[_____]    $[_____]     $[_____]
-----------------------------------------------------------

-----------------------------------------------------------
     Totals
-----------------------------------------------------------

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 30 of 59 Pages
------------------------                                  ----------------------

                                                                       Exhibit B

THE  SECURITIES  EVIDENCED BY THIS WARRANT  HAVE NOT BEEN  REGISTERED  UNDER THE
SECURITIES ACT OF 1933, AS AMENDED,  OR APPLICABLE  STATE  SECURITIES  LAWS (THE
"ACTS"). NO INTEREST MAY BE SOLD, ENCUMBERED OR OTHERWISE TRANSFERRED UNLESS (A)
THERE  IS AN  EFFECTIVE  REGISTRATION  STATEMENT  UNDER  THE ACTS  COVERING  THE
TRANSACTION,   (B)  THIS  CORPORATION  RECEIVES  AN  OPINION  OF  LEGAL  COUNSEL
SATISFACTORY TO THIS CORPORATION STATING THAT REGISTRATION IS NOT REQUIRED UNDER
THE ACTS, OR (C) THIS CORPORATION  OTHERWISE  SATISFIES ITSELF THAT REGISTRATION
IS NOT REQUIRED UNDER THE ACTS.

                             STOCK PURCHASE WARRANT

       To Purchase 15.4 Shares of Series A Preferred Convertible Stock of

                       METRO ONE TELECOMMUNICATIONS, INC.

       THIS STOCK PURCHASE WARRANT  CERTIFIES that, for value received,  Everest
Special  Situations  Fund L.P. (the "HOLDER"),  is entitled,  upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after approval of the issuance of this Warrant by shareholders of the Company  (the  "INITIAL  EXERCISE  DATE") and on or prior to the close of
business  on  the  second   anniversary  of  the  Initial   Exercise  Date  (the
"TERMINATION DATE") but not thereafter, to subscribe for and purchase from Metro
One Telecommunications,  Inc., a corporation incorporated in the State of Oregon
(the  "COMPANY"),  up  to  15.4  shares  (the  "WARRANT  SHARES")  of  Series  A
Convertible Preferred Stock of the Company (the "PREFERRED STOCK"). The purchase price of one share of  Preferred  Stock or  fraction  of a share (the  "EXERCISE
PRICE") under this Warrant shall be $10,000.00 per share,  subject to adjustment hereunder.  The  Exercise  Price and the number of Warrant  Shares for which the
Warrant is exercisable shall be subject to adjustment as provided herein.

       1. AUTHORIZATION OF SHARES. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this
Warrant will, upon exercise of the purchase rights  represented by this Warrant, be duly authorized,  validly issued,  fully paid and nonassessable and free from all taxes,  liens and charges in respect of the issue thereof  (other than taxes in respect of any transfer occurring contemporaneously with such issue).

       2. EXERCISE OF WARRANT.

            (a) Except as provided  elsewhere  herein,  exercise of the purchase rights  represented by this Warrant may be made at any time or times on or after the Initial  Exercise Date and until 5:00 P.M.  (Beaverton,  Oregon time) on the
Termination  Date by the  surrender  of this  Warrant and the Notice of Exercise annexed hereto duly executed, at the office of the Company (or such other office or agency of the  Company  as it may  designate  by  notice  in  writing  to the

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 31 of 59 Pages
------------------------                                  ----------------------

registered  Holder at the address of such Holder  appearing  on the books of the
Company)  and upon  payment of the  Exercise  Price of the  shares (or  fraction thereof) thereby purchased by wire transfer or cashier's check drawn on a United
States  bank,  the Holder  shall be  entitled  to receive  the number of Warrant
Shares so purchased.  As soon as practicable  after the exercise of this Warrant and in any  event  within  five  business  days  thereafter,  upon the terms and subject to the conditions of this Warrant, the Company at its expense will cause to be issued in the name of and  delivered  to the Holder,  or as the Holder may direct to a broker or other  persons,  a  certificate  or  certificates  for the number of shares of  Preferred  Stock to which the Holder  shall be  entitled on such exercise, in such denominations as may be requested by the Holder.

            If this  Warrant  shall have been  exercised  in part,  the  Company shall, at the time of delivery of the  certificate or certificates  representing
Warrant  Shares or electronic  transmittal  of such Warrant  Shares,  deliver to
Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased
Warrant Shares called for by this Warrant,  which new Warrant shall in all other respects be identical with this Warrant.

       3. FRACTIONAL  SHARES OR SCRIP.  Fractional  shares of Preferred Stock or scrip  representing  fractional shares of Preferred Stock may be issued upon the exercise of this Warrant.  No  fractional  shares of Common Stock of the Company
(the "COMMON  STOCK") or scrip  representing  fractional  shares of Common Stock shall be issued upon exercise of this Warrant.  As to any fraction of a share of
Common  Stock which Holder  would  otherwise  be entitled to purchase  upon such exercise,  the  Company  shall pay a cash  adjustment  in  respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

       4. CHARGES,  TAXES AND  EXPENSES.  Issuance of  certificates  for Warrant
Shares shall be made without  charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate,  all of which taxes and expenses shall be paid by the Company,  and such certificates shall be  issued  in the name of the  Holder  or in such name or names as may be directed by the Holder.

       5. CLOSING OF BOOKS. The Company will not close its shareholder  books or records in any  manner  which  prevents  the timely  exercise  of this  Warrant, pursuant to the terms hereof.

       6. TRANSFER, DIVISION AND COMBINATION.

             (a)  Subject  to  compliance  with  applicable  federal  and  state securities laws, this Warrant and all rights hereunder are transferable in whole or in part by the  Holder to any  person or entity  upon  written  notice to the
Company of the name and address of such  transferee.  Within a  reasonable  time after the  Company's  receipt of such  written  notice,  the  transfer  shall be recorded  on the  books of the  Company  upon  the  surrender  of this  Warrant, properly endorsed,  to the Company at its principal  offices.  In the event of a partial  transfer,  the  Company  shall  issue  to the new  holders  one or more appropriate new warrants.  Subject to the foregoing,  this Warrant will bind and inure to the parties and their respective successors and permitted assigns.

             (b) This  Warrant  may be divided or combined  with other  Warrants upon presentation hereof at the aforesaid office of the Company, together with a written  notice  specifying  the  denominations  in which new Warrants are to be issued,  signed by the  Holder  or its  agent or  attorney.  The  Company  shall prepare,  issue and deliver at its own expense  (other than transfer  taxes) the new Warrant or Warrants under this Section 7(b).

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 32 of 59 Pages
------------------------                                  ----------------------

       7. NO RIGHTS AS SHAREHOLDER UNTIL EXERCISE. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder  of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price, the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record  owner of such shares as of the close of business on the later of the date of such surrender or payment.

       8. LOSS,  THEFT,  DESTRUCTION  OR  MUTILATION  OF  WARRANT.  The  Company
covenants that upon receipt by the Company of evidence  reasonably  satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate  relating  to the  Warrant  Shares,  and in case of  loss,  theft or destruction,  of indemnity or security reasonably  satisfactory to it (which, in the case of the  Warrant,  shall not include the posting of any bond),  and upon surrender and cancellation of such Warrant or stock  certificate,  if mutilated, the Company  will make and deliver a new  Warrant or stock  certificate  of like tenor  and  dated  as of such  cancellation,  in lieu of such  Warrant  or stock certificate.

       9.  SATURDAYS,  SUNDAYS,  HOLIDAYS.  If the last or appointed day for the taking of any action or the  expiration of any right  required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

       10. ADJUSTMENTS

            (a) If all of the  Preferred  Stock is  redeemed or  converted  into shares of Common Stock, then this Warrant shall automatically become exercisable for that  number  of shares of  Common  Stock  equal to the  number of shares of
Common Stock that would have been received if this Warrant had been exercised in
full  and  the  shares  of  Preferred   Stock   received   thereupon   had  been
simultaneously  converted into shares of Common Stock  immediately prior to such event,  and the  Exercise  Price  shall be  automatically  adjusted to equal the number  obtained by dividing (i) the aggregate  Exercise  Price of the shares of
Preferred Stock for which this Warrant was exercisable immediately prior to such redemption or conversion, by (ii) the number of shares of Common Stock for which this Warrant is exercisable immediately after such redemption or conversion.

             (b)  If  outstanding   shares  of  the  Preferred  Stock  shall  be
subdivided  into a greater  number of shares or a dividend  in  Preferred  Stock shall be paid in  respect  of  Preferred  Stock,  the  Exercise  Price in effect immediately  prior to such  subdivision  or at the record date of such  dividend shall  simultaneously  with the effectiveness of such subdivision or immediately
after  the  record  date  of  such  dividend  be  proportionately   reduced.  If
outstanding shares of Preferred Stock shall be combined into a smaller number of shares,  the  Exercise  Price in effect  immediately  prior to such  combination
shall,   simultaneously   with  the  effectiveness  of  such   combination,   be
proportionately  increased.  When any  adjustment  is required to be made in the
Exercise  Price,  the number of shares of  Warrant  Stock  purchasable  upon the exercise of this Warrant  shall be changed to the number  determined by dividing
(i) an amount equal to the number of shares  issuable  upon the exercise of this
Warrant  immediately prior to such adjustment,  multiplied by the Exercise Price in effect  immediately  prior to such adjustment,  by (ii) the Exercise Price in effect immediately after such adjustment.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 33 of 59 Pages
------------------------                                  ----------------------

             (c) In case  there  occurs  any  reclassification  or change of the outstanding  securities of the Company or of any  reorganization  of the Company
(or any  other  corporation  the  stock or  securities  of which are at the time receivable  upon the  exercise of this  Warrant)  or any merger,  sale of assets transaction  or similar  corporate  reorganization  on or after the date hereof, then and in each  such case the  Holder,  upon the  exercise  hereof at any time after the consummation of such reclassification,  change, reorganization, merger or sale of assets transaction shall be entitled to receive, in lieu of the stock or other  securities and property  receivable  upon the exercise hereof prior to such  consummation,  the stock or other  securities  or  property  to which such
Holder  would  have been  entitled  upon such  consummation  if such  Holder had exercised  this  Warrant  immediately  prior  thereto,  all  subject  to further adjustment pursuant to the provisions of this Section 10.

             (d) In order to avoid doubt, it is acknowledged  that the holder of this Warrant shall be entitled to the benefit of all  adjustments  in the number of  shares  of Common  Stock of the  Company  issuable  upon  conversion  of the
Preferred  Stock  of the  Company  which  occur  prior to the  exercise  of this
Warrant,  including without limitation,  any increase in the number of shares of
Common Stock issuable upon conversion.

       11. NOTICE OF ADJUSTMENT. Whenever the number of Warrant Shares or number or kind of securities or other  property  purchasable  upon the exercise of this
Warrant or the Exercise Price is adjusted, as herein provided, the Company shall give  notice  thereof to the  Holder,  which  notice  shall  state the number of
Warrant Shares (and other securities or property)  purchasable upon the exercise of this  Warrant  and the  Exercise  Price of such  Warrant  Shares  (and  other securities or property) after such  adjustment,  setting forth a brief statement of the facts  requiring  such  adjustment  and setting forth the  computation by which such adjustment was made.

       12. NOTICE OF CORPORATE ACTION. If at any time:

             (a) the Company shall take a record of the holders of its Preferred
Stock for the purpose of entitling  them to receive a special  dividend or other distribution,  or any right to subscribe  for or purchase  any  evidences of its indebtedness,  any  shares  of stock of any  class or any  other  securities  or property, or to receive any other right;

             (b) there shall be any capital  reorganization of the Company,  any reclassification  or recapitalization of the capital stock of the Company or any consolidation  or merger of the  Company  with (other  than a  consolidation  or merger in which the Company is the surviving corporation), or any sale, transfer or  other  disposition  of all or  substantially  all the  property,  assets  or business of the Company to, another corporation;

             (c)  there  shall  be  a  voluntary  or  involuntary   dissolution,
liquidation or winding up of the Company; or

             (d)  there  shall  be any  redemption  of the  Preferred  Stock  or mandatory  conversion of the  Preferred  Stock into Common Stock of the Company,

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 34 of 59 Pages
------------------------                                  ----------------------

then, in any one or more of such cases,  the Company shall give to Holder (i) at least 20 days' prior written  notice of the date on which a record date shall be selected for such dividend, distribution,  redemption or mandatory conversion or
for  determining  rights  to  vote  in  respect  of  any  such   reorganization,
reclassification,    merger,   consolidation,   sale,   transfer,   disposition,
liquidation  or  winding  up,  and (ii) in the case of any such  reorganization,
reclassification,    merger,   consolidation,   sale,   transfer,   disposition,
dissolution,  liquidation  or winding up, at least 20 days' prior written notice of the date when the same shall take place.  Such notice in accordance  with the foregoing  clause also shall specify (y) the date on which any such record is to be taken for the purpose of such dividend,  distribution  or right,  the date on which the holders of  Preferred  Stock  shall be entitled to any such  dividend, distribution or right, and the amount and character thereof, and (z) the date on which any such reorganization,  reclassification,  merger, consolidation,  sale, transfer, disposition,  dissolution,  liquidation or winding up is to take place and the  time,  if any such  time is to be fixed,  as of which  the  holders  of
Preferred  Stock  shall  be  entitled  to  exchange  their  Warrant  Shares  for securities or other property  deliverable  upon such  disposition,  dissolution, liquidation or winding up. Each such written notice shall be sufficiently  given if addressed  to Holder at the last address of Holder  appearing on the books of the Company and delivered in accordance with Section 14(c).

       13. AUTHORIZED  SHARES.  The Company covenants that during the period the
Warrant  is  outstanding,  it will  reserve  from its  authorized  and  unissued
Preferred Stock a sufficient number of shares to provide for the issuance of the
Warrant Shares upon the exercise of any purchase rights under this Warrant.  The
Company  further  covenants  that its issuance of this Warrant shall  constitute full authority to its officers who are charged with the duty of executing  stock certificates  to execute and issue the  necessary  certificates  for the Warrant
Shares upon the exercise of the purchase rights under this Warrant.  The Company will take all such  reasonable  action as may be  necessary  to assure that such
Warrant  Shares  may be issued  as  provided  herein  without  violation  of any applicable law or regulation,  or of any  requirements  of the principal  market upon which the Common Stock may then be traded.

            Except and to the extent as waived or  consented  to by the  Holder, the Company shall not by any action, including, without limitation, amending its articles of  incorporation  or through any  reorganization,  transfer of assets, consolidation,  merger,  dissolution,  issue or sale of  securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this  Warrant,  but will at all times in good  faith  assist in the carrying  out of all such terms and in the taking of all such  actions as may be necessary  or  appropriate  to protect the rights of Holder as set forth in this
Warrant against  impairment.  Without  limiting the generality of the foregoing, the Company will (a) take all such action as may be necessary or  appropriate in
order  that  the  Company   may  validly  and  legally   issue  fully  paid  and
nonassessable  Warrant  Shares upon the  exercise of this  Warrant,  and (b) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having  jurisdiction  thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

       14. MISCELLANEOUS.

             (a)  JURISDICTION.  This Warrant shall  constitute a contract under the  laws  of the  State  of  Oregon,  without  regard  to its  conflict  of law principles or rules.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 35 of 59 Pages
------------------------                                  ----------------------

             (b)  NONWAIVER.  No course of  dealing  or any delay or  failure to exercise any right  hereunder on the part of Holder shall operate as a waiver of
such  right  or  otherwise  prejudice  Holder's  rights,   powers  or  remedies,
notwithstanding all rights hereunder terminate on the Termination Date.

             (c)  NOTICES.  Any notice,  request or other  document  required or permitted  to be  given or  delivered  to the  Holder  by the  Company  shall be delivered by first class mail to Holder at the last address of Holder  appearing on the books of the Company.

             (d) LIMITATION OF LIABILITY. No provision hereof, in the absence of any  affirmative  action by Holder to exercise this Warrant or purchase  Warrant
Shares, and no enumeration  herein of the rights or privileges of Holder,  shall give rise to any  liability  of Holder for the purchase  price of any  Preferred
Stock or as a shareholder of the Company,  whether such liability is asserted by the Company or by creditors of the Company.

             (e)  AMENDMENT.  This  Warrant  may be  modified  or amended or the provisions hereof waived with the written consent of the Company and the holders of  Warrants  representing  two-thirds  of the  Warrant  Shares  issuable  under
Warrants  then  outstanding  as of the date such  consent is  sought;  PROVIDED,
HOWEVER,  that no amendment may increase the Exercise Price, decrease the number of  shares  or class of shares  obtainable  upon  exercise  of this  Warrant  or decrease  the time  period in which this  Warrant can be  exercised  without the written consent of each Holder.

             (f) SEVERABILITY. Wherever possible, each provision of this Warrant shall  be  interpreted  in  such  manner  as to be  effective  and  valid  under applicable  law, but if any  provision of this Warrant shall be prohibited by or invalid under  applicable law, such provision shall be ineffective to the extent of such  prohibition or invalidity,  without  invalidating the remainder of such provisions or the remaining provisions of this Warrant.

             (g)  HEADINGS.  The  headings  used  in  this  Warrant  are for the convenience of reference  only and shall not, for any purpose,  be deemed a part of this Warrant.

                              ********************

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 36 of 59 Pages
------------------------                                  ----------------------

      IN WITNESS WHEREOF,  the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated:  June 5, 2007

                                          METRO ONE TELECOMMUNICATIONS, INC.

                                          By: /s/ Gary E. Henry
                                              ----------------------------------
                                              Name:  Gary E. Henry
                                              Title: Chief Executive Officer

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 37 of 59 Pages
------------------------                                  ----------------------

                               NOTICE OF EXERCISE

To:   Metro One Telecommunications, Inc.

       (1)         The undersigned  hereby elects to purchase  ________  Warrant
                   Shares of Metro One Telecommunications,  Inc. pursuant to the terms of the  attached  Warrant  (only if exercised in full), and tenders  herewith  payment of the exercise price in full, together with all applicable transfer taxes, if any.

       (2)         Payment shall take the form of (check applicable box):

                  [  ] wire transfer; or

                  [  ] cashier's check.

       (3)        Please issue a certificate or certificates  representing  said
Warrant  Shares  in the  name of the  undersigned  or in such  other  name as is specified below:

            -------------------------------

The Warrant Shares shall be delivered to the following:

            -------------------------------

            -------------------------------

            -------------------------------

                                          [NAME OF PURCHASER]

                                          By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                          Dated:
                                                 -------------------------------

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 38 of 59 Pages
------------------------                                  ----------------------

                                                                       Exhibit C

THE SECURITIES  EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED,  OR APPLICABLE  STATE  SECURITIES  LAWS (THE
"ACTS"). NO INTEREST MAY BE SOLD, ENCUMBERED OR OTHERWISE TRANSFERRED UNLESS (A)
THERE  IS AN  EFFECTIVE  REGISTRATION  STATEMENT  UNDER  THE ACTS  COVERING  THE
TRANSACTION,   (B)  THIS  CORPORATION  RECEIVES  AN  OPINION  OF  LEGAL  COUNSEL
SATISFACTORY TO THIS CORPORATION STATING THAT REGISTRATION IS NOT REQUIRED UNDER
THE ACTS, OR (C) THIS CORPORATION  OTHERWISE  SATISFIES ITSELF THAT REGISTRATION
IS NOT REQUIRED UNDER THE ACTS.

               SENIOR SECURED CONVERTIBLE REVOLVER BRIDGE NOTE

$1,560,000                                                          June 5, 2007
                                                               Beaverton, Oregon

      For  value  received,  Metro  One  Telecommunications,   Inc.,  an  Oregon
corporation (the "COMPANY"),  promises to pay to Everest Special Situations Fund
L.P.  (the  "HOLDER"),  the  principal  sum of One Million  Five  Hundred  Sixty
Thousand  Dollars  ($1,560,000)  or  such  lesser  sum as may  be  advanced  and outstanding  pursuant to the terms hereof,  together  with interest  accruing on each  outstanding  advance  from the  date of each  advance  at the rate  herein provided, in lawful money of the United States of America, until paid in full in accordance  with the terms of this Senior Secured  Convertible  Revolver  Bridge
Note (the "NOTE").  The  principal  amount of this Note at any time shall be the principal sum of all advances made to such time less the principal amount of any advances  previously repaid. This Note is one of the Notes referred to in and is entitled to the benefits of that certain  Securities  Purchase  Agreement  dated
June 5, 2007 (the "PURCHASE AGREEMENT") Such Notes are referred to herein as the
"NOTES,"  and the  holders  thereof  are  referred  to herein as the  "HOLDERS."
"MAJORITY  OF THE  HOLDERS"  means the  Holders of a majority  of the  aggregate principal  amount of Notes  then  outstanding.  Capitalized  terms  used but not defined  herein shall have the meanings  ascribed to those terms in the Purchase
Agreement. This Note is subject to the following terms and conditions.

      1. INTEREST.

            (a) INTEREST  RATE.  Interest  shall accrue on the unpaid  principal balance of this Note at the rate of thirteen  percent  (13%) per annum and shall be due and payable on the earlier of the Maturity  Date or Second  Closing under the Purchase Agreement.

            (b) 30/360 BASIS.  Except as otherwise  provided in the  immediately following  sentence,  interest for each full  calendar  month during the term of this Note will be  calculated  on the basis of a 360-day year  consisting  of 12 months of 30 days each.  Interest for the full or partial calendar month will be calculated on the basis of a 360-day year and the actual number of days elapsed.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 39 of 59 Pages
------------------------                                  ----------------------

            (c) DEFAULT  INTEREST.  From and after the  Maturity  Date,  or such earlier  date as all  sums  owing  on  this  Note  become  due  and  payable  by acceleration or otherwise, all sums owing on this Note shall bear interest until paid in full or  converted in  accordance  with Section 5 at a rate equal to two percent  (2%) per annum  (based on a 360-day  year and  charged  on the basis of actual days elapsed) in excess of the interest  rate  otherwise  accruing  under this Note.

      2.  MATURITY.  Unless  converted  as provided in Section 5, this Note will automatically  mature and be due and  payable on October 5, 2007 (the  "MATURITY
DATE").

      3.  SECURITY  INTEREST.  Pursuant to a separate  security  agreement  (the
"SECURITY AGREEMENT") of even date herewith between the Company and the Holders, the  obligations  of the Company  hereunder  are secured by the  Collateral  (as defined by the Security Agreement), and the Holders are entitled to the Proceeds
(as  defined in the  Security  Agreement).  In case of an Event of  Default  (as defined in the Security  Agreement),  Liquidation  Event (defined below) or upon the  Maturity  Date,  this Note shall  automatically  become due and  payable in accordance  with  Section  4(b) and the  Holder  shall have the rights set forth herein and in the Security Agreement and the Purchase Agreement.

      4. PAYMENT; PREPAYMENT.

            (a)  PAYMENTS.  All  payments  shall be made in lawful  money of the
United  States of America  at such  place as the Holder  hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

            (b) PAYMENT ON A  LIQUIDATION  EVENT,  EVENT OF DEFAULT OR MATURITY.
Unless earlier  converted in accordance  with Section 5(b),  upon the earlier to occur of: (i) a Liquidation  Event,  (ii) the occurrence of an Event of Default, or (iii) the Maturity Date,  this Note shall become  immediately due and payable and, at the option of a Majority of the Holders, the Holder shall be entitled to receive  full  payment  of  this  Note  before  any  payments  are  made  to any shareholders of the Company.

            (c) PREPAYMENT. This Note may be prepaid at any time and any amounts so prepaid by the  Company  shall be  available  to be redrawn by the Company in accordance with the Purchase Agreement.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 40 of 59 Pages
------------------------                                  ----------------------

      5. CONVERSION.

            (a)   DEFINITIONS.

                  (i) "ARTICLES OF  INCORPORATION"  means the Company's  Amended and Restated Articles of Incorporation, as amended from time to time.

                  (ii)   "LIQUIDATION   EVENT"   shall   mean   a   liquidation,
dissolution, or winding-up of the Company or Change of Control Event (as defined in the Articles of Incorporation).

                  (iii)   "PREFERRED   STOCK"  means  the  Company's   Series  A
Convertible Preferred Stock.

            (b)   AUTOMATIC   CONVERSION.   Upon   approval  by  the   Company's
shareholders  of the issuance of Preferred  Stock upon  conversion of this Note, the  principal  amount  then  outstanding  under this Note  shall  automatically convert  into  shares  of  Preferred  Stock  and upon  payment  by Holder of the remaining  amount  available  under this Note in  accordance  with the  Purchase
Agreement such amount shall also automatically  convert into shares of Preferred
Stock.  The number of shares of Preferred  Stock to be issued upon conversion of this Note shall be equal to the  quotient  obtained by  dividing  (i) the entire principal amount outstanding on this Note at the Second Closing plus accrued but unpaid interest on this Note by (ii) ten thousand dollars ($10,000).

            (c)  MECHANICS  AND  EFFECT  OF  CONVERSION.  Fractional  shares  of
Preferred  Stock may be issued upon  conversion of this Note. Upon conversion of this Note, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. At its expense, the
Company  will,  as soon as  practicable  thereafter,  issue and  deliver to such
Holder,  at such principal  office, a certificate or certificates for the number of shares (and any fractions thereof) of Preferred Stock to which such Holder is entitled upon such conversion under the terms of this Note and pay to the Holder any cash amounts payable as described herein.  Upon conversion of this Note, the
Company will be forever  released from all of its  obligations  and  liabilities under this Note with regard to that portion of the principal  amount and accrued but unpaid interest being converted.

      6. SUCCESSORS AND ASSIGNS.  Subject to compliance with applicable  federal and state  securities  laws, this Note and all rights hereunder are transferable in whole or in part by the Holder to any person or entity upon written notice to the Company of the name and address of such  transferee but only if the proposed
transferee  is  of  sufficiently  sound  financial   condition  to  satisfy  the
obligations  being  transferred  and only if such  transfer  or  assignment  and delivery  will not  adversely  affect the  Company's  ability  to  independently enforce its rights against any such  transferee.  Within a reasonable time after the Company's receipt of such written notice,  the transfer shall be recorded on the books of the Company upon the surrender of this Note, properly endorsed,  to the Company at its principal  offices.  In the event of a partial transfer,  the
Company shall issue to the new holders one or more  appropriate  new notes.  The

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 41 of 59 Pages
------------------------                                  ----------------------

Company  may not assign its  obligations  hereunder  without  the prior  written consent of the Holder.  Subject to the foregoing,  this Note will bind and inure to the parties and their respective successors and permitted assigns.

      7. GOVERNING LAW. This Note and all acts and transactions  pursuant hereto and the  rights  and  obligations  of the  parties  hereto  shall  be  governed, construed and  interpreted  in accordance  with the laws of the State of Oregon, without giving effect to principles of conflicts of law.

      8. AMENDMENTS AND WAIVERS.  Any term of this Note may be amended only with the written  consent of the Company and a Majority of the Holders in  accordance with a separate intercreditor agreement of even date herewith by and between the
Holders (the  "INTERCREDITOR  AGREEMENT").  Any amendment or waiver  effected in accordance with this Section 8 shall be binding upon the Company, the Holder and each transferee of any Note.

      9. ACTION TO COLLECT ON NOTE.  If action is  instituted to collect on this
Note,  the  Company  will  pay all  costs  and  expenses,  including  reasonable attorney's fees, incurred in connection with such action.

                            [SIGNATURE PAGE FOLLOWS]

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 42 of 59 Pages
------------------------                                  ----------------------

                                          COMPANY:

                                          METRO ONE TELECOMMUNICATIONS, INC.

                                          By: /s/ Gary E. Henry
                                              ----------------------------------

                                          Name: Gary E. Henry
                                                --------------------------------
                                                           (print)

                                          Title: Chief Executive Officer
                                                 -------------------------------

                                          Address: 11200 Murray Scholls Place
                                                   Beaverton, OR 97007

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 43 of 59 Pages
------------------------                                  ----------------------

                                                                       Exhibit D

                       METRO ONE TELECOMMUNICATIONS, INC.

                          REGISTRATION RIGHTS AGREEMENT

                                  JUNE 5, 2007

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 44 of 59 Pages
------------------------                                  ----------------------

                       METRO ONE TELECOMMUNICATIONS, INC.

                          REGISTRATION RIGHTS AGREEMENT

      This Registration Rights Agreement (this "AGREEMENT") is made as of the
5th day of June, 2007, by and among Metro One Telecommunications, Inc., an
Oregon corporation (the "COMPANY") and the holders of Series A Convertible
Preferred Stock of the Company (the "PREFERRED STOCK") listed on EXHIBIT A hereto (the "PURCHASERS").

                                    RECITALS

      WHEREAS, the Company and the Purchasers are entering into a Securities
Purchase Agreement (the "PURCHASE AGREEMENT") of even date herewith pursuant to which the Company shall sell to the Purchasers and the Purchasers shall purchase from the Company the Preferred Stock, the Warrants and the Notes (each as defined in the Purchase Agreement).

      WHEREAS, it is a condition to the Purchasers' obligations under the
Purchase Agreement that the Company and the Purchasers enter into this Agreement in order to provide the Purchasers certain rights to register shares of the common stock of the Company ("COMMON STOCK"), issuable upon conversion of the
Preferred Stock.

      NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Company and the Purchasers hereby agree as follows:

                                    AGREEMENT

      The parties hereby agree as follows:

      1     REGISTRATION RIGHTS.  The Company and the Purchasers covenant and agree as follows:

            1.1   DEFINITIONS.  For purposes of this Section 1:

                  (a) The terms "REGISTER," "REGISTERED," and "registration"
refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the "SECURITIES ACT"), and the declaration or ordering of effectiveness of such registration statement or document;

                  (b) The term "REGISTRABLE SECURITIES" means (i) the shares of
Common Stock issuable or issued upon conversion of the Preferred Stock, other than shares for which registration rights have terminated pursuant to Section 1 hereof, (ii) any other shares of Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued
as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the securities listed in (i); PROVIDED, HOWEVER, that the foregoing definition shall exclude in all cases any Registrable Securities sold by a person in a transaction in which his or her rights under this Agreement are not assigned. Notwithstanding the foregoing, Common Stock or other securities shall only be treated as Registrable Securities if and so long as they have not been (A) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (B) sold in a transaction

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 45 of 59 Pages
------------------------                                  ----------------------

exempt from the registration and prospectus delivery requirements of the
Securities Act under Section 4(1) thereof so that all transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale;

                  (c) The number of shares of "REGISTRABLE SECURITIES THEN
OUTSTANDING" shall be determined by the number of shares of Common Stock outstanding which are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are, Registrable
Securities;

                  (d) The term "HOLDER" means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1 of this Agreement;

                  (e) The term "FORM S-3" means such form under the Securities
Act as in effect on the date hereof or any successor form under the Securities
Act that permits significant incorporation by reference of the Company's subsequent public filings under the Securities Exchange Act of 1934, as amended
(the "EXCHANGE ACT");

                  (f) The term "FORM S-1" means such form under the Securities
Act as in effect on the date hereof or any successor form under the Securities
Act;

                  (g) The term "REGISTRATION EXPENSES" means all expenses
incurred by the Company in complying with Sections 1.2, 1.3 and 1.4 hereof, including without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements not to exceed forty thousand dollars ($40,000.00) of a single special counsel for the Holders in connection with each registration, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company); and

                  (h) The term "SEC" means the Securities and Exchange
Commission or any other federal agency at the time administering the Securities
Act.

            1.2   SHELF REGISTRATION.

                  (a) The Company shall prepare and, as soon as practicable but in no event later than 30 calendar days after the Initial Closing (as defined in the Purchase Agreement), file with the SEC a registration statement on Form S-3 that allows for an offering to be made on a continuous basis pursuant to Rule
415 under the Securities Act (the "SHELF REGISTRATION STATEMENT"), PROVIDED,
HOWEVER, that if the SEC determines that the Company is not eligible to register the resale of any shares of Common Stock on Form S-3, the Shelf Registration
Statement shall be on Form S-1 and in such case shall be filed no later than 60 days after determination by the SEC that Form S-3 is not available. The Shelf
Registration Statement shall cover the resale by the Holders of all of the
Registrable Securities then outstanding as of the Second Closing (as defined in the Purchase Agreement) that are eligible to be registered on their behalf on the applicable form as of such date (the "ELIGIBLE SECURITIES"). If the Shelf
Registration Statement is not filed with the SEC within the 30 or 60 day period required under the first sentence of this Section 1.2(a), the Company shall pay liquidated damages to Holders in the manner set forth in Section 1.3(e) below.

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 46 of 59 Pages
------------------------                                  ----------------------

                  (b) The Company shall use its best efforts to have the Shelf
Registration Statement declared effective by the SEC as soon as practicable. The
Company's best efforts will include, but not be limited to, promptly responding to all comments received from the staff of the SEC. If the Shelf Registration
Statement is not declared effective by the SEC either (i) within 90 days after being first filed with the SEC (with a 30 day extension in the event of a full review of the Shelf Registration Statement by the SEC), if filed on Form S-3 or
(ii) within 120 days after being first filed with the SEC, if filed on Form S-1
(such date, as applicable, the "REQUIRED EFFECTIVE DATE"), the Company shall pay liquidated damages to Holders in the manner set forth in Section 1.3(e).

                  (c) In the event the number of shares available under the
Shelf Registration Statement filed pursuant to Section 1.2(a) is insufficient to cover all of the Registrable Securities then outstanding, the Company shall amend the Shelf Registration Statement or file a new registration statement, so as to cover all of such Registrable Securities, in each case, as soon as reasonably practicable after the necessity therefore arises. The Company shall use commercially reasonable efforts to cause such amendment and/or new registration statement to become effective as soon as practicable following the filing thereof and to remain effective under the same terms and conditions as the Shelf Registration Statement.

                  (d) The Company shall be required to maintain the
effectiveness of the Shelf Registration Statement until the earliest of (i) the date on which all related Registrable Securities have been sold thereunder, or
(ii) the date on which the registration rights under this Agreement terminate pursuant to Section 1.14.

                  (e) Notwithstanding the foregoing, the Company shall be
entitled to suspend effectiveness of the Shelf Registration Statement for up to
30 days upon the Company's furnishing to the Holders a certificate signed by the
Chairman of the Company stating that in the good faith judgment of the Board of
Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Shelf Registration Statement to continue to be effective because the Company is engaged in any activity or transaction or preparations or negotiations for any activity or transaction ("COMPANY
ACTIVITY") that the Company desires to keep confidential for business reasons, and the Company determines in good faith that the public disclosure requirement imposed on the Company pursuant to the Shelf Registration Statement would require disclosure of the Company Activity.

                  (f) Notwithstanding Section 1.2(e) above, the Company may not utilize the right to suspend the effectiveness of the Shelf Registration
Statement more than once in any twelve-month period, and the Holders shall be reimbursed for all Registration Expenses incurred prior to the receipt of such certificate.

            1.3   DEMAND REGISTRATION.

                  (a) After the effective date of the Shelf Registration
Statement, if there is not in existence an effective registration statement (or registration statements) allowing for the registration and sale of all

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 47 of 59 Pages
------------------------                                  ----------------------

Registrable Securities held by the Holders, and the Company shall receive a written request from the Holders of at least twenty percent (20%) of the
Registrable Securities then outstanding and not eligible for such registration, that the Company file a registration statement under the Securities Act covering the registration of all or a portion of such Registrable Securities (a "DEMAND
REGISTRATION STATEMENT") on an appropriate form covering the sale of the
Registrable Securities requested to be registered, then the Company shall use commercially reasonable efforts to effect as soon as practicable, and in any event within 30 days of the receipt of such request, to file the Demand
Registration Statement and cause the Demand Registration Statement to become effective within 60 days after filing. If the Demand Registration Statement is not filed or does not become effective within the time periods specified in this
Section 1.3(a), the Company shall pay liquidated damages to Holders in the manner set forth in Section 1.3(e)

                  (b) The Company shall not be required to file a Demand
Registration Statement during the six month period immediately following the effective date of the Shelf Registration Statement and shall only be required to file a Demand Registration Statement if the aggregate offering price is at least
$1,000,000. Within 10 business days of receiving such a written request, the
Company shall, give written notice of such demand to all other Holders who hold piggyback registration rights under Section 1.4 that may be exercisable. If the
Holders initiating the registration request hereunder ("INITIATING HOLDERS")
intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.3 and such information shall be included in the notice to other Holders. The underwriter will be selected by a majority in interest of the Initiating Holders and shall be reasonably acceptable to the
Company. In such event, the right of any Holder to include his Registrable
Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's
Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in subsection
1.5(e)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 1.3, if the underwriter advises the Initiating
Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise all
Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the
Initiating Holders, in proportion (as nearly as practicable) to the amount of
Registrable Securities of the Company owned by each Holder; PROVIDED, HOWEVER, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. If any Holders would thus be entitled to include more securities than such Holder requested to be registered, the excess shall be allocated among the other remaining requesting Holders in the manner described in the immediately preceding sentence.

                  (c) Notwithstanding the foregoing, if the Company shall
furnish to Holders requesting a Demand Registration Statement pursuant to this
Section 1.3, a certificate signed by the President of the Company stating that the Company is engaged in any activity that, in the good faith judgment of the

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 48 of 59 Pages
------------------------                                  ----------------------

Board of Directors of the Company (the "BOARD"), is material and nonpublic and would be required to be disclosed in the applicable Demand Registration
Statement and such disclosure would be seriously detrimental to the Company and its shareholders, then the Company may direct that such request to register
Registrable Securities be delayed for a period of not more than 60 days after receipt of the request of the Initiating Holders; PROVIDED, HOWEVER, that the
Company may not utilize this right more than once in any twelve-month period.

                  (d) In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 1.3:

                        (i) After the Company has effected three (3) such
registrations on behalf of the Holders pursuant to this Section 1.3 and each such registration has been declared or ordered effective, PROVIDED that the
Registrable Securities requested for inclusion in such registration were so included; or

                        (ii) During the period starting with the date thirty
(30) days prior to the Company's good faith estimate of the date of filing of, and ending on a date ninety (90) days after the effective date of, a Company initiated registration subject to Section 1.4 hereof.

                  (e) In the event that the Company fails to (i) file the Shelf
Registration Statement by the applicable times required under Section 1.2(a),
(ii) cause the Shelf Registration Statement to become effective as of the applicable Required Effective Date set forth in Section 1.2(b), or (ii) cause the filing and effectiveness of a Demand Registration Statement by the time required under Section 1.3(a) (any such event a "REGISTRATION DEFAULT") then in each such case the Company shall pay liquidated damages to the Holders (to be distributed pro rata in proportion to the number of Registrable Securities held by each such Holder and not yet registered under the Securities Act) in an amount equal to 1.25% of the purchase price paid for the Preferred Stock, which liquidated damages shall be payable for each 30-day period or pro rata for any part thereof until such registration default is cured. The liquidated damages payable under this Section 1.3(e), shall not in the aggregate exceed 20% of the
Preferred Stock purchase price paid to the Company.

            1.4 COMPANY REGISTRATION. At any time after the Required Effective
Date that there is not in existence an effective registration statement covering all of a Holder's Registrable Securities (a "PRECLUDED HOLDER"), if the Company
proposes to register (including for this purpose a registration effected by the
Company for stockholders other than the Holders) any of its stock under the
Securities Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan or a transaction covered by Rule 145 under the Securities Act, a registration in which the only stock being registered is
Common Stock issuable upon conversion of debt securities which are also being registered, or any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give each such Precluded Holder written notice of such registration. Upon the written request of each Precluded Holder given within fifteen (15) days after mailing of such notice by the Company in accordance with

------------------------                                  ----------------------
CUSIP No. 59163F 10 5                 13D                    Page 49 of 59 Pages
------------------------                                  ----------------------

Section 2.4, the Company shall, subject to the provisions of Section 1.6, cause to be registered under the Securities Act all of the Registrable Securities that each such Precluded Holder has requested to be registered; PROVIDED, HOWEVER, that in connection with any offering involving an underwriting of shares of the
Company's capital stock, the Company shall not be required under this Section
1.4 to include any of the Precluded Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the
Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities
(sold other than by the Company) that the underwriters determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable
Securities, which the underwriters determine will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling stockholders).

            1.5 OBLIGATIONS OF THE COMPANY. Whenever required under this Section
1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

                  (a) Prepare and file with the SEC via its Electronic Data
Gathering, Analysis and Retrieval System ("EDGAR") a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, in the case of registrations pursuant to Section 1.3, keep such registration statement effective until the distribution is completed, but not more than one hundred twenty (120) days,
PROVIDED that such 120-day period shall be extended for a period of time equal to the period the Holder refrains from selling any Registrable Securities included in such registration statement due to circumstances described in
Section 1.5(f).

                  (b) Prepare and file with the SEC via EDGAR such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                  (c) Respond as promptly as reasonably possible to any comments received from the SEC with respect to such registration statement or any amendment thereto and, as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the SEC relating to such registration statement.

                  (d) Furnish to the Holders such numbers of copies of a
prospectus, including a preliminary prospectus, and any amendments and supplements to such prospectus in conformity with the requirements of the
Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them that are included in such registration.

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                  (e) Use its best efforts to register and qualify the
securities covered by such registration statement under such other securities or
Blue Sky laws of such jurisdictions as shall be reasonably requested by the
Holders, PROVIDED that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdiction, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

                  (f) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

                  (g) Notify each Holder of Registrable Securities covered by such registration statement (and each underwriter in the case of an underwritten offering), promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose or any proceeding against the Company under Section 8A of the
Securities Act in connection with such registration statement, and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

                  (h) Notify each Holder of Registrable Securities covered by such registration statement (and each underwriter in the case of an underwritten offering) at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and, following such notification, promptly deliver to each Holder and each such underwriter that number of copies of all amendments or supplements referred in paragraphs
(b) and (d) of this Section 1.5 as may be necessary so that, as thereafter delivered to the purchaser of such Registrable Securities, such prospectus shall not include and untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

                  (i) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed.

            1.6 FURNISH INFORMATION. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable
Securities held by it, and the intended method of disposition of such securities as shall be required to timely effect the registration of such Holder's
Registrable Securities.

            1.7 EXPENSES OF REGISTRATION. All Registration Expenses incurred in connection with the Shelf Registration Statement and all issuances off the Shelf
Registration Statement (pursuant to SECTION 1.2) and any Demand Registration
Statement and all issuances off any Demand Registration Statement (pursuant to
SECTION 1.3) shall be borne by the Company.

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            1.8 DELAY OF REGISTRATION. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

            1.9 INDEMNIFICATION. In the event any Registrable Securities are included in a registration statement under this Section 1:

                  (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities
Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, as a result of any breach by the Company of its obligations under Section 1.5(g) or insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a
"VIOLATION"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the
Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this subsection 1.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable to any Holder, underwriter or controlling person for any such loss, claim, damage, liability, or action to the extent that it arises out of a Violation which is based solely upon information regarding such Holder, underwriter or controlling person furnished in writing to the Company by such Holder, underwriter or controlling person expressly for use in connection with such registration by such Holder, underwriter or controlling person.

                  (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities
(or actions in respect thereto) arise out of any Violation, in each case to the extent (and only to the extent) that such Violation is based solely upon

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information regarding such Holder furnished in writing to the Company by such
Holder expressly for use in connection with such registration; and each such
Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.9(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this subsection 1.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld or delayed; PROVIDED, FURTHER that such consent shall not be deemed to have been unreasonably withheld or delayed if any settlement (i) does not include as an unconditional term thereof, the giving by the plaintiff or claimant to the Holder of a release from all liability in respect of such loss, claim, damage, liability or action or (ii) includes an admission of guilt on behalf of the Holder; PROVIDED, FURTHER that in no event shall any indemnity under this subsection 1.9(b) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder.

                  (c) Promptly after receipt by an indemnified party under this
Section 1.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; PROVIDED, HOWEVER, that an indemnified party
(together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section
1.9, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.9.

                  (d) If the indemnification provided for in this Section 1.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; PROVIDED, that in no event shall any contribution by a Holder under this Subsection 1.9(d) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to

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information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

                  (e) Notwithstanding the foregoing, to the extent that the
provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control for the parties to such agreement.

                  (f) The obligations of the Company and Holders under this
Section 1.9 shall survive the completion of any offering of Registrable
Securities in a registration statement under this Section 1, and otherwise.

            1.10 REPORTS UNDER SECURITIES EXCHANGE ACT OF 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the
Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

                  (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times;

                  (b) take such action, including the voluntary registration of its Common Stock under Section 12 of the Exchange Act, as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities, such action to be taken as soon as practicable;

                  (c) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act;
and

                  (d) furnish to any Holder, so long as the Holder owns any
Registrable Securities, forthwith upon request (i) a written statement by the
Company that it has complied with the reporting requirements of SEC Rule 144, the Securities Act and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the
Company and such other reports and documents so filed by the Company, and (iii)
such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

            1.11 ASSIGNMENT OF REGISTRATION AND INFORMATION RIGHTS. The rights to cause the Company to register Registrable Securities pursuant to this Section
1 may be assigned (but only with all related obligations) by a Holder to transferee or assignee of Registrable Securities that (a) is a subsidiary, parent, general partner, limited partner, member or stockholder of a Holder OR
(b) acquires at least 125,000 shares of Registrable Securities (as adjusted for stock splits and combinations); PROVIDED the Company is, within 10 days after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and PROVIDED, FURTHER, that such transferee shall agree in writing to be subject to all applicable restrictions set forth in this Agreement. In each case, such rights may only be transferred

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together with the underlying Registrable Securities in a transfer permitted by the Securities Act and applicable state securities laws. Any such permitted transferee or assignee shall be deemed a Holder hereunder.

            1.12 TERMINATION OF REGISTRATION RIGHTS. No Holder shall be entitled to exercise any right provided for in this Section 1 after such time as such
Holder (together with its affiliates) may sell all of its Registrable Securities during a three-month period without registration, pursuant to Rule 144 or another similar exemption under the Securities Act.

      2     MISCELLANEOUS.

            2.1 SUCCESSORS AND ASSIGNS. Except as otherwise provided in this
Agreement, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties (including transferees of any series of preferred stock or any Common
Stock issued upon conversion thereof). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

            2.2 AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively)
only with the written consent of the Company and the Holders of a majority of the outstanding Registrable Securities. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each party to the
Agreement, whether or not such party has signed such amendment or waiver, each future holder of all such Registrable Securities, and the Company.

            2.3 NOTICES. Unless otherwise provided, any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally, or by overnight courier, or sent by telegram, or fax or e-mail with confirmation of receipt, or forty-eight (48)
hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, and addressed to the party to be notified at such party's address or fax number as set forth on EXHIBIT A hereto or as subsequently modified by written notice, and if to the Company, with a copy to Heller Ehrman
LLP, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104-7098, Attn: Jeffry
Shelby, (fax: 206-389-6049), and if to the Purchasers, with a copy to Olshan
Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street,
New York, New York 10022, Attn: Steve Wolosky, (fax: 212-451-2222).

            2.4 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the
Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

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            2.5 GOVERNING LAW. This Agreement and all acts and transactions pursuant hereto shall be governed, construed and interpreted in accordance with the laws of the State of Oregon, without giving effect to principles of conflicts of laws.

            2.6 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            2.7 TITLES AND SUBTITLES. The titles and subtitles used in this
Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

            2.8 AGGREGATION OF STOCK. All shares of the Preferred Stock held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement. The share numbers set forth in Sections 1 (determining minimum shareholding amounts for certain rights) shall be proportionately adjusted for any stock split, combination, or other recapitalization or the like.

            2.9 ENTIRE AGREEMENT. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof.

                            [SIGNATURE PAGE FOLLOWS]

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CUSIP No. 59163F 10 5                 13D                    Page 56 of 59 Pages
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      The parties have executed this Registration Rights Agreement as of the date first above written.

COMPANY:

METRO ONE TELECOMMUNICATIONS, INC.

By: /s/ Gary E. Henry
    ----------------------------------
    Name:  Gary E. Henry
    Title: Chief Executive Officer

Address: 11200 Murray Scholls Place
         Beaverton, Oregon 97007

Fax:     (503) 521-8443

                 SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

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INVESTOR:

COLUMBIA VENTURES CORPORATION

By: /s/ Kenneth D. Peterson, Jr.
    ----------------------------------
    Name:  Kenneth D. Peterson, Jr.
    Title: Chief Executive Officer

Address: 203 S. E. Park Plaza Drive
         Suite 270
         Vancouver, Washington 98684

Fax:     (360) 816-1841

                 SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

INVESTOR:

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CUSIP No. 59163F 10 5                 13D                    Page 58 of 59 Pages
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EVEREST SPECIAL SITUATIONS FUND L.P.

By: Maoz Everest Fund Management Ltd.,
    its General Partner

    By: /s/ Elchanan Maoz
        ------------------------------
        Name:  Elchanan Maoz
        Title: Chairman and Chief
               Executive Officer

Address:    Platinum House
            21 Ha'arbaa Street
            Tel Aviv 64739, Israel

Fax:        011-972-3-685-8557

                 SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

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CUSIP No. 59163F 10 5                 13D                    Page 59 of 59 Pages
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                                    EXHIBIT A

PURCHASERS:

Columbia Ventures Corporation

Everest Special Situations Fund L.P.